GLOBAL AERO LOGISTICS INC.

HLH Building

101 World Drive

Peachtree City, Georgia 30269

October 26, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Global Aero Logistics Inc. Registration Statement on Form 10: Filed August 27, 2007 (File No: 000-52605)

Ladies and Gentlemen:

Global Aero Logistics Inc. (the “Company”) hereby submits its application to withdraw from registration the Registration Statement on Form 10 (the “Form 10 Registration Statement”) filed by the Company with the Securities and Exchange Commission on August 27, 2007, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Immediately following this withdrawal, we will file a Registration Statement on Form S-1 (the “Form S-1 Registration Statement”), dated as of the date hereof.

The Form 10 Registration Statement is being withdrawn and replaced with the Form S-1 Registration Statement in order to prevent the Form 10 Registration Statement from automatically becoming effective after close of business on October 26, 2007, which is 60 days from the filing date of August 27, 2007, pursuant to Section 12(g)(1) of the Exchange Act.

If you have any questions regarding this request for withdrawal, please contact Benjamin A. Aronovitch at Cravath, Swaine & Moore LLP, counsel for the Company.

Very truly yours,

GLOBAL AERO LOGISTICS INC.

By:	/s/ Subodh Karnik
Name:	Subodh Karnik
Title:	President and Chief Executive Officer

By Facsimile to:

Max Webb, Esq.

    Securities and Exchange Commission

        Division of Corporation Finance

            Washington, D.C. 20549

                Fax: 202-772-9202